Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f.416.361.6455 TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES ANNUAL AND SPECIAL
SHAREHOLDERS MEETING RESULTS, INCLUDING APPROVAL OF
PRIVATE PLACEMENT BY PELAGIC INVESTMENTS LTD.

TORONTO, August 7, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that shareholders have voted in favour of all items of business brought before them at the Company's Annual and Special Meeting held on August 7, 2013, in Toronto, ON (the “Meeting”).

The business brought before the Meeting includes the approval of the non-brokered private placement (the “Offering”) of US$5,000,000 with Pelagic Investments Limited (“PI”), which will result in PI acquiring approximately 50.4% of the issued and outstanding common shares of Adira (the “Common Shares”); the approval of the consolidation (the “Consolidation”) of the Common Shares; the election of Dennis Bennie, Alan Friedman, Colin Kinley and Alan Rootenberg to the board of directors of the Company; the re-appointment of the Company’s auditors; and the approval of the Company’s stock option plan.

The Offering remains subject to certain conditions, including final acceptance by the TSX Venture Exchange (the “Exchange”) and the Consolidation. The proposed Consolidation will be completed on a basis of one (1) post-Consolidation Common Share for every three (3) pre-Consolidation Common Shares. As a result of the Consolidation, the issued and outstanding Common Shares will be reduced from 180,781,093 Common Shares to approximately 60,260, 318. The name of the Company will not be changed in conjunction with the Consolidation. No fractional Common Shares will be issued as a result of the Consolidation. Any resulting fractional post-Consolidation Common Shares will be rounded down to the nearest whole Common Share. No Compensation will be issued to shareholders as a result of rounding down. The Consolidation remains subject to the approval of the Exchange.

A full description of all of the matters brought before the Meeting is contained in the Company’s Information Circular, dated July 10, 2013, available under the Company’s profile on www.sedar.com.

The securities referred to in connection with the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
+1 416 250 1955	+972 3 373 0166
afriedman@adiraenergy.com	glevin@adiraenergy.com

     Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.